================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)



                                AmeriCredit Corp.
   --------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
   --------------------------------------------------------------------------
                         (Title of class of securities)


                                    03060R101
   --------------------------------------------------------------------------
                                 (CUSIP number)

                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
   --------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                  March 4, 2008
   --------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


================================================================================

---------------------------------------          -------------------------------
CUSIP No. 03060R101                       13D                Page 2
---------------------------------------          -------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON:           Leucadia National Corporation

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS:                    N/A

--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e):                                          [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION:                 New York

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER:                        -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES               8     SHARED VOTING POWER:          30,361,440(1)(2)
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER:                   -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER:     29,336,440 (1)

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                            30,361,440(1)(2)
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   26.5%(1)(2)

--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------


(1) Includes an aggregate of 3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of January 31, 2008, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc. See Item 6 of the Statement on Schedule 13D, filed January 22, 2008, for a description of the option transactions.

(2) Includes 1,025,000 shares of common stock, representing approximately 0.9% of the common stock outstanding as of January 31, 2008, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of the voting and proxy agreement between Baldwin Enterprises, Inc. and Ramius Capital Group, L.L.C. and its affiliates. See Item 6 of Amendment No. 1 to the Statement on Schedule 13D, filed January 29, 2008, for a description of the voting and proxy agreement.

---------------------------------------          -------------------------------
CUSIP No. 03060R101                       13D                Page 3
---------------------------------------          -------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON:           Phlcorp, Inc.

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS:                    N/A

--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e):                                          [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION:                 Pennsylvania

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER:                        -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES               8     SHARED VOTING POWER:          30,361,440(1)(2)
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER:                   -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER:     29,336,440(1)

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                            30,361,440(1)(2)
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   26.5%(1)(2)

--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------


(1) Includes an aggregate of 3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of January 31, 2008, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc. See Item 6 of the Statement on Schedule 13D, filed January 22, 2008, for a description of the option transactions.

(2) Includes 1,025,000 shares of common stock, representing approximately 0.9% of the common stock outstanding as of January 31, 2008, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of the voting and proxy agreement between Baldwin Enterprises, Inc. and Ramius Capital Group, L.L.C. and its affiliates. See Item 6 of Amendment No. 1 to the Statement on Schedule 13D, filed January 29, 2008, for a description of the voting and proxy agreement.

---------------------------------------          -------------------------------
CUSIP No. 03060R101                       13D                Page 4
---------------------------------------          -------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON:           Baldwin Enterprises, Inc.

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS:                    WC

--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e):                                          [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION:                 Colorado

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER:                        -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES               8     SHARED VOTING POWER:          30,361,440(1)(2)
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER:                   -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER:     29,336,440(1)

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                            30,361,440(1)(2)
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   26.5%(1)(2)

--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------


(1) Includes an aggregate of 3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of January 31, 2008, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc. See Item 6 of the Statement on Schedule 13D, filed January 22, 2008, for a description of the option transactions.

(2) Includes 1,025,000 shares of common stock, representing approximately 0.9% of the common stock outstanding as of January 31, 2008, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of the voting and proxy agreement between Baldwin Enterprises, Inc. and Ramius Capital Group, L.L.C. and its affiliates. See Item 6 of Amendment No. 1 to the Statement on Schedule 13D, filed January 29, 2008, for a description of the voting and proxy agreement.

---------------------------------------          -------------------------------
CUSIP No. 03060R101                       13D                Page 5
---------------------------------------          -------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON:           RCG Baldwin, L.P.

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS:                    WC

--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e):                                          [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER:                        -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES               8     SHARED VOTING POWER:          3,250,000(1)
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER:                   -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER:     3,250,000(1)

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                            3,250,000(1)
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   2.8%(1)

--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON:                 PN

--------------------------------------------------------------------------------


(1) Consists of an aggregate of 3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of January 31, 2008, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc. See Item 6 of the Statement on Schedule 13D, filed January 22, 2008, for a description of the option transactions.

---------------------------------------          -------------------------------
CUSIP No. 03060R101                       13D                Page 6
---------------------------------------          -------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON:           RCG Sextant Master Fund, Ltd.

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS:                    WC

--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e):                                          [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION:                 Cayman Islands

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER:                        -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES               8     SHARED VOTING POWER:                  697,240
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER:               697,240
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER:                 -0-

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                    697,240
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   Less than 1%

--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------

---------------------------------------          -------------------------------
CUSIP No. 03060R101                       13D                Page 7
---------------------------------------          -------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON:           RCG Enterprise, Ltd

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS:                    WC

--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e):                                          [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION:                 Cayman Islands

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER:                        -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES               8     SHARED VOTING POWER:                  327,760
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER:               327,760
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER:                 -0-

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                    327,760
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   Less than 1%

--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------

---------------------------------------          -------------------------------
CUSIP No. 03060R101                       13D                Page 8
---------------------------------------          -------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON:           Ramius Capital Group, L.L.C.

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS:                    OO

--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e):                                          [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER:                        -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES               8     SHARED VOTING POWER:                1,025,000
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER:             1,025,000
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER:                 -0-

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                  1,025,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   Less than 1%

--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON:                 IA, OO

--------------------------------------------------------------------------------

---------------------------------------          -------------------------------
CUSIP No. 03060R101                       13D                Page 9
---------------------------------------          -------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON:           C4S & Co., L.L.C.

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS:                    OO

--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e):                                          [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER:                        -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES               8     SHARED VOTING POWER:                1,025,000
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER:             1,025,000
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER:                 -0-

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                  1,025,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   Less than 1%

--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON:                 OO

--------------------------------------------------------------------------------

---------------------------------------          -------------------------------
CUSIP No. 03060R101                       13D                Page 10
---------------------------------------          -------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON:           Peter A. Cohen

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS:                    OO

--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e):                                          [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION:                 USA

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER:                        -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES               8     SHARED VOTING POWER:                1,025,000
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER:                   -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER:           1,025,000

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                  1,025,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   Less than 1%

--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON:                 IN

--------------------------------------------------------------------------------

---------------------------------------          -------------------------------
CUSIP No. 03060R101                       13D                Page 11
---------------------------------------          -------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON:           Morgan B. Stark

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS:                    OO

--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e):                                          [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION:                 USA

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER:                        -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES               8     SHARED VOTING POWER:                1,025,000
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER:                   -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER:           1,025,000

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                  1,025,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   Less than 1%

--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON:                 IN

--------------------------------------------------------------------------------

---------------------------------------          -------------------------------
CUSIP No. 03060R101                       13D                Page 12
---------------------------------------          -------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON:           Thomas W. Strauss

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS:                    OO

--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e):                                          [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION:                 USA

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER:                        -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES               8     SHARED VOTING POWER:                1,025,000
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER:                   -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER:           1,025,000

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                  1,025,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   Less than 1%

--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON:                 IN

--------------------------------------------------------------------------------

---------------------------------------          -------------------------------
CUSIP No. 03060R101                       13D                Page 13
---------------------------------------          -------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON:           Jeffrey M. Solomon

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS:                    OO

--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e):                                          [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION:                 USA

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER:                        -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES               8     SHARED VOTING POWER:                1,025,000
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER:                   -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER:           1,025,000

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                  1,025,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   Less than 1%

--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON:                 IN

--------------------------------------------------------------------------------

            This Amendment No. 6 (this "Amendment") amends the Statement on
Schedule 13D originally filed on January 22, 2008 (the "Original Schedule") by the Reporting Persons, which Original Schedule was subsequently amended (the Original Schedule as amended by Amendments No. 1 through 6, is referred to as the "Schedule 13D") by the Reporting Persons and is filed by and on behalf of the Reporting Persons with respect to the common stock, $0.01 par value per share (the "Common Stock"), of AmeriCredit Corp., a Texas corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

            On March 4, 2008, Leucadia and the Company entered into a standstill agreement, which is described in Item 6 of this Amendment and incorporated herein by reference.

            On March 4, 2008, the Company announced that two Leucadia designees were elected to the Company's Board of Directors (the "Board"), as further described in Item 6 of this Amendment and incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

            On March 4, 2008, Leucadia and the Company entered into a two year standstill agreement (the "Standstill Agreement") providing for, among other matters, a cap of 29.9% ownership for the Reporting Persons (subject to certain provisions), representation for Leucadia on the Board (with Leucadia having the right to designate two of the Company's nine directors and the Company agreeing not to increase the size of the Board above nine directorships without the consent of both Leucadia's designees to the Board and a majority of the Board unaffiliated with Leucadia), Leucadia's agreement to vote for the Board's director nominees, certain restrictions on proposals that may be made by the Reporting Persons (including as to the composition of the Board) without approval of the Board, and the Company's agreement to enter into a registration rights agreement covering all shares of the Company's common stock owned by Leucadia, all on the terms and conditions set forth in the Standstill Agreement. The restrictions under the Standstill Agreement will terminate early if the Reporting Persons own less than 5% of the Common Stock. The Standstill Agreement is attached hereto as Exhibit 1 and is incorporated in its entirety herein by reference.

            Pursuant to the Standstill Agreement, on March 4, 2008, the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission announcing, among other things, that the Board had created two new director positions and elected Ian M. Cumming, Leucadia's Chairman, and Justin R. Wheeler, a Vice President of Leucadia, to fill those positions.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 Standstill Agreement, dated March 4, 2008, between Leucadia National Corporation and AmeriCredit Corp.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 5, 2008

                                    LEUCADIA NATIONAL CORPORATION

                                    By:   /s/  Joseph A. Orlando
                                        --------------------------------
                                       Name:   Joseph A. Orlando
                                       Title:  Vice President and Chief
                                               Financial Officer

                                    PHLCORP, INC.

                                    By:   /s/  Joseph A. Orlando
                                        --------------------------------
                                       Name:   Joseph A. Orlando
                                       Title:  Vice President

                                    BALDWIN ENTERPRISES, INC.

                                    By:   /s/  Joseph A. Orlando
                                        --------------------------------
                                       Name:   Joseph A. Orlando
                                       Title:  Vice President

                                    RCG BALDWIN, L.P.

                                    By: Ramius Advisors, LLC
                                          Its General Partner
                                    By: Baldwin Enterprises, Inc.
                                          As Attorney-In-Fact

                                    By:   /s/  Joseph A. Orlando
                                        --------------------------------
                                       Name:   Joseph A. Orlando
                                       Title:  Vice President

                                    RCG SEXTANT MASTER FUND, LTD.

                                    By: Ramius Capital Group, L.L.C.
                                          Its Investment Manager

                                    By: C4S & Co., L.L.C.
                                          As Managing Member

                                    RCG ENTERPRISE, LTD

                                    By: Ramius Capital Group, L.L.C.
                                          Its Investment Manager

                                    By: C4S & Co., L.L.C.
                                          As Managing Member

                                    RAMIUS CAPITAL GROUP, LLC

                                    By: C4S & Co., L.L.C.
                                          As Managing Member

                                    C4S & CO., LLC

                                    By:   /s/  Jeffrey M. Solomon
                                        --------------------------------
                                       Name:   Jeffrey M. Solomon
                                       Title:  Authorized Signatory


                                          /s/  Jeffrey M. Solomon
                                    ------------------------------------
                                    JEFFREY M. SOLOMON
                                    Individually and as attorney-in-fact for
                                    Peter A. Cohen, Morgan B. Stark and
                                    Thomas W. Strauss

                                  EXHIBIT INDEX

Exhibit No.
-----------

      1 Standstill Agreement, dated March 4, 2008, between Leucadia National Corporation and AmeriCredit Corp.
































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